SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Stoico Restaurant Group, Inc.
                                (Name of Issuer)

                      Common Stock $.01 par value per share
                         (Title of Class of Securities)

                                                    861501 104
                                 (CUSIP Number)

         Cathy K. Martsolf, 1938 N. Woodlawn, #301, Wichita, Kansas 67208
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(n)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting, beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                 Page 1 of Pages

       CUSIP No. 861501 104        13D                          Page 2 of Pages




    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William Frank Barton

    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) |_|
                                                       (b) |_|
    3

    4           SOURCE OF FUNDS *

                PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) /__/

    6           CITIZENSHIP OR PLACE OR ORGANIZATION

                United States Citizen




     NUMBER OF                7       SOLE VOTING POWER
       SHARES                         1,508,268
    BENEFICIALLY              8       SHARED VOTING POWER
      OWNED BY                        0
        EACH                  9       SOLE DISPOSITIVE POWER
     REPORTING                        1,508,268
    PERSON WITH              10       SHARED DISPOSITIVE POWER
                                      0




    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,508,268

    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES *    |_|

    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                26.4

    14          TYPE OF REPORTING PERSON*   IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

       CUSIP No. 861501 104         13D                         Page 3 of Pages


     Item 5.  Interest in Securities of the Issuer

     (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

     (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

     (c) The following is a description of the transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person:


Date of Transaction        Shares Sold          Transaction Amount          Price Per Share      How Effected

12/8/97                    30,000               $10,689.62                  $0.36                Market Sale
1/27/98                    5,000                $445.73                     $0.09                Market Sale
1/28/98                    50,000               $2,965.89                   $0.06                Market Sale



     All such transactions were effected in the over-the-counter market in normal brokerage transactions.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 5, 1998.


                                            /s/ William Frank Barton
                                           ---------------------------
                                           William Frank Barton

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).